

December 16, 2022

Julie Z. Weedman
Senior Vice President and CFO
Golden Minerals Company
350 Indiana Street, Suite 650
Golden, Colorado 80401

> **Re: Golden Minerals Company**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 23, 2022**
> **File No. 001-13627**

Dear Julie Z. Weedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Rodeo Property, page 17

1. The longitude listed for your Rodeo property appears to be 104 degrees W. Please review and modify both your filing and technical report. See Item 1304(b)(2)(i) of Regulation S-K. Please note the coordinates listed for the El Quevar property also appear to be in error.

Title and Ownership Rights, page 19

2. Please modify your filing to include the book value of your property in this section and elsewhere as required by Item 1304(b)(1)(iii) of Regulation S-K.

Mineral Resources Estimate, page 21

3. Please modify your filing to provide an explanation for your lack of a reconciliation of your resources over the last two years. See Item 1304(e) of Regulation S-K.

Exhibit 96.1 - Rodeo
Property Description and Ownership, page 1 & 7, page ES-1

4. The longitude listed for your Rodeo property appears to be 104 degrees W. Please review and modify your technical report. See Item 601(b)(96)(iii)(B)(3)(i) of Regulation S-K.

Exhibit 96.1 - Rodeo
Resources, page 34, page ES-34

5. Please modify your technical report to include your Qualified persons opinion on issues affecting the prospect of economic extraction as required by Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

Exhibit 96.1 - Rodeo
Mining Methods, page 36, page ES-36

6. Please modify your technical report to provide the annual Life of Mine (LOM) production with associated grades as required by Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Exhibit 96.1 - Rodeo
Market Studies, page 43, page ES-43

7. We note your commodity price forecast in the section. Please modify your technical report to describe, list, and provide the dates your bank forecast projections were performed as required by Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

Exhibit 96.1 - Rodeo
Economic Analysis, page 49, page ES-49

8. Please modify your technical report to include the annual processed tonnage and grade along with the salable gold/silver ounces in your cash flow analysis. In addition please include all taxes and present your analysis on an after tax basis as required by Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Exhibit 96.2 - Velardena
Mineral Processing and Metallurgical Testing, Page 31, page ET-31

9. Please modify your filing to provide your estimate of your metallurgical recovery. See Item 601(b)(96)(iii)(B)(10)(iv) of Regulation S-K.

Exhibit 96.2 - Velardena
Mineral Resource Estimates, page 35, page ET-35

10.   Please modify your technical report to describe how your Net Smelter return (NSR) is calculated, and provide the cost parameters for this calculation. In addition, please provide the smelter terms and conditions. See Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.

Exhibit 96.2 - Velardena
Mining Methods, Page 38, page ET-38

11.   Please modify your technical report to provide the annual Life of Mine (LOM) production with associated grades as required by Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Exhibit 96.2 - Velardena
Market Studies, Page 52, page ET-52

12.   We note your commodity price forecast in the section. Please modify your technical report to describe, list, and provide the dates your bank forecast projections were performed as required by Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

Exhibit 96.2 - Velardena
Economic Analysis, Page 60 & 63, page ET-60

13.   Please modify your technical report to include the annual processed tonnage and grade along with the salable commodities in your cash flow analysis. In addition please include reclamation costs, all taxes and present your analysis on an after tax basis as required by Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation